UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

Bridge Capital Holdings

(Name of Issuer)

Common Stock

(Title of Class of Securities)

108030107

(CUSIP Number)

Robert E. Sjogren, Esq.

Carpenter Fund Manager GP, LLC

Five Park Plaza, Suite 950

Irvine, CA  92614-8527

(949) 261-8888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 108030 10 7		13D

1	Names of Reporting Persons. Carpenter Community BancFund, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 124,470*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 124,470*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,470*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.15%

14	Type of Reporting Person (See Instructions) PN

* Includes 121,433 shares of common stock of Bridge Capital Holdings (the “Issuer”) that are held by the Reporting Person and an additional 3,037 shares of common stock that the Reporting Person has the right to acquire upon conversion of a promissory note.   The percentage is based on 10,823,453 shares of common stock actually outstanding as of April 1, 2010 and the 3,037 shares issuable upon conversion of the promissory note.

SCHEDULE 13D

CUSIP No. 108030 10 7		13D

1	Names of Reporting Persons. Carpenter Community BancFund-A, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,521,674*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,521,674*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,521,674*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 32.28%

14	Type of Reporting Person (See Instructions) PN

* Includes 3,435,235 shares of common stock of the Issuer that are held by the Reporting Person and an additional 86,439 shares of common stock that the Reporting Person has the right to acquire upon conversion of a promissory note.   The percentage is based on 10,823,453 shares of common stock actually outstanding as of April 1, 2010 and the 86,439 shares issuable upon conversion of the promissory note.

SCHEDULE 13D

CUSIP No. 108030 10 7		13D

1	Names of Reporting Persons. Carpenter Community BancFund-CA, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 157,507*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 157,507*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 157,507*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.45%

14	Type of Reporting Person (See Instructions) PN

* Includes 153,621 shares of common stock of the Issuer that are held by the Reporting Person and an additional 3,886 shares of common stock that the Reporting Person has the right to acquire upon conversion of a promissory note.   The percentage is based on 10,823,453 shares of common stock actually outstanding as of April 1, 2010 and 3,886 shares issuable upon conversion of the promissory note

SCHEDULE 13D

CUSIP No. 108030 10 7		13D

1	Names of Reporting Persons. Carpenter Fund Manager GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,803,651*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,803,651*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,803,651*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.84%

14	Type of Reporting Person (See Instructions) OO

* Includes 3,710,289 shares of common stock of the Issuer and an additional 157,507 shares of common stock of the Issuer that may be acquired upon conversion of promissory notes.  The percentage is based on 10,823,453 shares of common stock actually outstanding on April 1, 2010 and shares issuable upon conversion of the promissory notes.  All such shares and notes are held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP, of which the Reporting Person is the General Partner, and the Reporting Person disclaims beneficial ownership of such shares.

SCHEDULE 13D

CUSIP No. 108030 10 7		13D

1	Names of Reporting Persons. Edward J. Carpenter

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,803,651*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,803,651*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,803,651*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.84%

14	Type of Reporting Person (See Instructions) IN

* Includes 3,710,289 shares of common stock of the Issuer and an additional 93,362 shares of common stock of the Issuer that may be acquired upon conversion of promissory notes.  The percentage is based on 10,823,453 shares of common stock actually outstanding on April 1, 2010 and shares issuable upon conversion of the promissory notes.  All such shares and notes are held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

SCHEDULE 13D

CUSIP No. 108030 10 7		13D

1	Names of Reporting Persons. John D. Flemming

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,803,651*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,803,651*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,803,651*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.84%

14	Type of Reporting Person (See Instructions) IN

* Includes 3,710,289 shares of common stock of the Issuer and an additional 93,362 shares of common stock of the Issuer that may be acquired upon conversion of promissory notes.  The percentage is based on 10,823,453 shares of common stock actually outstanding on April 1, 2010 and shares issuable upon conversion of the promissory notes.  All such shares and notes are held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

SCHEDULE 13D

CUSIP No. 108030 10 7		13D

1	Names of Reporting Persons. Howard N. Gould

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,000*

	8	Shared Voting Power 3,803,651*

	9	Sole Dispositive Power 0*

	10	Shared Dispositive Power 3,803,651*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,815,651*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.95%

14	Type of Reporting Person (See Instructions) IN

*Includes 3,710,289 shares of common stock of the Issuer, 12,000 shares of restricted stock of the Issuer which are subject to vesting and an additional 93,362 shares of common stock of the Issuer that may be acquired upon conversion of promissory notes.  The percentage is based on 10,823,453 shares of common stock actually outstanding on 93,362 and shares issuable upon conversion of the promissory notes.  With the exception of 12,000 shares of restricted stock held individually, all such shares and notes are held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares, other than the 12,000 shares held personally.

SCHEDULE 13D

CUSIP No. 108030 10 7		13D

1	Names of Reporting Persons. Arthur A. Hidalgo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,803,651*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,803,651*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,803,651*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.84%

14	Type of Reporting Person (See Instructions) IN

* Includes 3,710,289 shares of common stock of the Issuer and an additional 93,362 shares of common stock of the Issuer that may be acquired upon conversion of promissory notes.  The percentage is based on 10,823,453 shares of common stock actually outstanding on April 1, 2010 and shares issuable upon conversion of the promissory notes.  All such shares and notes are held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

SCHEDULE 13D

CUSIP No. 108030 10 7		13D

1	Names of Reporting Persons. James B. Jones

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,803,651*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,803,651*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,803,651*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.84%

14	Type of Reporting Person (See Instructions) IN

* Includes 3,710,289 shares of common stock of the Issuer and an additional 93,362 shares of common stock of the Issuer that may be acquired upon conversion of promissory notes.  The percentage is based on 10,823,453 shares of common stock actually outstanding on April 1, 2010 and shares issuable upon conversion of the promissory notes.  All such shares and notes are held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the common stock of Bridge Capital Holdings (the “Company”), 55 Almaden Boulevard, Suite 200, Santa Jose, CA 95113.  It amends the Schedule 13D with respect to the Company’s securities filed by the Reporting Persons on June 1, 2009

Item 2.	Identity and Background.

Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP (the “Funds”) are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is Five Park Plaza, Suite 950, Irvine, CA  92614-8527.

Carpenter Fund Manager GP, LLC (the “General Partner”) is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the General Partner is to act as general partner of the Funds. The address of its principal office is Five Park Plaza, Suite 950, Irvine, CA  92614-8527.

Edward J. Carpenter, John D. Flemming, Howard N. Gould, Arthur A. Hidalgo and James B. Jones are each Managing Members of the General Partner. The address of their principal offices is Five Park Plaza, Suite 950, Irvine, CA  92614-8527.  Each is a United States citizen.  Mr. Gould is a director of the Company.

The Funds, the General Partner, Mr. Carpenter, Mr. Flemming, Mr. Gould, Mr. Hidalgo and Mr. Jones are collectively referred to herein as the “Reporting Persons.”

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On March 31, 2010, the Reporting Persons acquired a total of 3,710,289 shares of its common stock of the Company and convertible promissory notes of the Company in the aggregate principal amount of $789,860.75 (the “Notes”) in exchange for 131,901 shares of the Company’s Series B Mandatorily Convertible Cumulative Perpetual Preferred Stock and 168,099 Series B-1 Mandatorily Convertible Cumulative Perpetual Preferred Stock (collectively, the “Series B and B-1 Preferred”) and as payment of all accrued but unpaid dividends thereon through March 31, 2010 in the amount of $2,178,901.  The effective conversion price of the Series B and B-1 Preferred was $8.46 per share.  The principal amount of the Notes is convertible at the election of the holder to common stock of the Company at $8.46 per share.

The transactions were the result of an agreement with the Company.  The Reporting Persons originally acquired the Series B and B-1 Preferred on December 17, 2009 for aggregate consideration of $30.0 million.  The Series B and B-1 Preferred was convertible to the Company’s common stock at the conversion price of $10.00 per share.  However, the Series B and B-1 Preferred was not convertible until the 20-day average trading price for Bridge’s common stock is $10.00 or more unless the holders otherwise agreed.  Holders of the Series B and B-1 Preferred were entitled to receive quarterly cumulative cash dividends at the rate of 10% per annum, payable when and as declared by the Board of Directors on the purchase price of $100.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization.

The principal amount of the Notes accrues interest at the rate of 10% per annum.  Unless converted earlier, the Notes become due on the earlier of March 31, 2011 or a change of control of the Company.  The Company may prepay the Notes on or after August 31, 2010.

Item 4.	Purpose of Transaction

The Funds purchased the securities to increase their respective holdings in the Company on terms which they consider to be favorable.

The Reporting Persons have no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of this Item 4 to the form Schedule 13D promulgated under the Act.

Item 5.	Interest in Securities of the Company

(a)  The aggregate number and percentage of shares of Common Stock reported owned by each of the Reporting Persons herein is (i) based upon 10,823,453 outstanding shares of Common Stock of the Company as reported in the Company’s Form 8-K filed with the U.S. Securities and Exchange Commission on April 1, 2010 and (ii) assumes the conversion into Common Stock of all of the Notes beneficially owned by such persons.

Beneficial Owner	Aggregate Number of Shares Owned	Percentage of Class
Carpenter Community BancFund, LP (1)	124,470	1.15%
Carpenter Community BancFund-A, LP (2)	3,521,674	32.28%
Carpenter Community BancFund-CA, LP (3)	157,507	1.45%
Carpenter Fund Manager GP, LLC (4)	3,803,651	34.84%
Edward J. Carpenter (5)	3,803,651	34.84%
John D. Flemming (5)	3,803,651	34.84%
Howard N. Gould (5)(6)	3,815,651	34.95%
Arthur A. Hidalgo (5)	3,803,651	34.84%
James B. Jones (5)	3,803,651	34.84%

(1) Includes 3,037 shares of common stock issuable upon conversion of a promissory note.

(2) Includes 86,439 shares of common stock issuable upon conversion of a promissory note.

(3) Includes 3,886 shares of common stock issuable upon conversion of a promissory note.

(4) Includes shares of common stock held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP, Carpenter Community BancFund, LP, including 93,362 shares of common stock issuable upon conversion of promissory notes.  The Reporting Person disclaims beneficial ownership of such shares.

(5) Includes shares of common stock held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP, Carpenter Community BancFund, LP, including 93,362 shares of common stock issuable upon conversion of promissory notes.  The Reporting Person disclaims beneficial ownership of such shares.  The Reporting Person is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

(6) Includes 12,000 shares of restricted common stock.  Dispositive authority over such shares is subject to vesting on April 16, 2014, subject to Mr. Gould’s continued service to the Company.

(b)  The number of shares of Common Stock as to which there is (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference.

(c)  Except for the transactions described in Items 3 and 4 above, no transactions involving shares of the Company’s Common Stock were effected by the Reporting Persons hereto during the sixty days before the date of this Schedule 13D.

(d)  Except as set forth in Item 5(a), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock described herein or the common stock issuable upon conversion of the promissory notes.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Company and the General Partner are parties to a Stock Purchase Agreement dated as of December 4, 2008 and amended as of December 17, 2008, a Management Rights Letter dated as of December 17, 2008 and a Registration Rights Agreement.  These agreements are described in Item 4 to the Reporting Persons’ Schedule 13D filed with respect to the Company on June 1, 2009, under the heading “Stock Purchase Agreement.”  Such descriptions are incorporated in this Item 6 by reference and are qualified in their entirety by reference to those agreements, which are filed as Exhibits 2, 3, 5 and 6 to this Schedule 13D.

The restricted common stock of the Company held by Mr. Gould is subject to the terms of a Restricted Stock Purchase Award Agreement, which is filed as Exhibit 13 and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

References is made to the Exhibit Index to this Schedule 13D, the contents of which are incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:       April 30, 2010

CARPENTER COMMUNITY BANCFUND, LP

By: Carpenter Fund Manager GP, LLC

By:	/s/ John D. Flemming*
Name: John D. Flemming
Title: Managing Member

CARPENTER COMMUNITY BANCFUND-A, LP

By: Carpenter Fund Manager GP, LLC

By:	/s/ John D. Flemming*
Name: John D. Flemming
Title: Managing Member

CARPENTER COMMUNITY BANCFUND-CA, LP

By: Carpenter Fund Manager GP, LLC

By:	/s/ John D. Flemming*
Name: John D. Flemming
Title: Managing Member

CARPENTER FUND MANAGER GP, LLC

By:	/s/ John D. Flemming*
Name: John D. Flemming
Title: Managing Member

/s/ Edward J. Carpenter*
Edward J. Carpenter

/s/ John D. Flemming*
John D. Flemming

/s/ Howard N. Gould*
Howard N. Gould

/s/ Arthur A. Hidalgo*
Arthur A. Hidalgo

/s/ James B. Jones*
James B. Jones

* By Robert E. Sjogren, attorney-in-fact

Exhibit Index

Exhibit	Document

1

Joint Filing Agreement, dated May 21, 2009, among Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP, Carpenter Community BancFund-CA, LP, Carpenter Fund Manager GP, John D. Flemming, Howard Gould and James B. Jones (incorporated by reference to Exhibit 1 to the Schedule 13D relating to the common stock of the Company, filed with the U.S. Securities and Exchange Commission by the Reporting Persons on June 1, 2009)

2

Stock Purchase Agreement dated December 4, 2008 between the Company and Carpenter Fund Manager GP, LLC on behalf of Carpenter Community BancFund, L.P., Carpenter Community BancFund-A, L.P. and Carpenter Community BancFund-CA, L.P. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on December 5, 2008)

3

Amendment No. 1 to Stock Purchase Agreement dated December 17, 2008 between the Company and Carpenter Fund Manager GP, LLC on behalf of Carpenter Community BancFund, L.P., Carpenter Community BancFund-A, L.P. and Carpenter Community BancFund-CA, L.P. (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on December 19, 2008)

4

Certificate of Determination of Preferences and Rights of Series B Mandatorily Convertible Cumulative Perpetual Preferred Stock and Series B-1 Mandatorily Convertible Cumulative Perpetual Preferred Stock (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on December 19, 2008)

5

Management Rights Letter dated as of December 17, 2008 by and between the Company and Carpenter Fund Manager GP, LLC. (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on December 19, 2008)

6

Registration Rights Agreement dated as of December 17, 2008 by and between the Company and Carpenter Fund Manager GP, LLC on behalf of Carpenter Community BancFund, L.P., Carpenter Community BancFund-A, L.P. and Carpenter Community BancFund-CA, L.P. (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed on December 19, 2008)

7

Power of Attorney dated May 29, 2009 appointing Robert E. Sjogren as attorney-in-fact for Edward J. Carpenter (incorporated by reference to Exhibit 1 to the Schedule 13D relating to the common stock of the Company, filed with the U.S. Securities and Exchange Commission by the Reporting Persons on June 1, 2009)

8

Power of Attorney dated May 29, 2009 appointing Robert E. Sjogren as attorney-in-fact for John D. Flemming (incorporated by reference to Exhibit 1 to the Schedule 13D relating to the common stock of the Company, filed with the U.S. Securities and Exchange Commission by the Reporting Persons on June 1, 2009)

9

Power of Attorney dated May 29, 2009 appointing Robert E. Sjogren as attorney-in-fact for Howard N. Gould (incorporated by reference to Exhibit 1 to the Schedule 13D relating to the common stock of the Company, filed with the U.S. Securities and Exchange Commission by the Reporting Persons on June 1, 2009)

10

Power of Attorney dated May 29, 2009 appointing Robert E. Sjogren as attorney-in-fact for Arthur A. Hidalgo (incorporated by reference to Exhibit 1 to the Schedule 13D relating to the common stock of the Company, filed with the U.S. Securities and Exchange Commission by the Reporting Persons on June 1, 2009)

11

Power of Attorney dated May 29, 2009 appointing Robert E. Sjogren as attorney-in-fact for James B. Jones (incorporated by reference to Exhibit 1 to the Schedule 13D relating to the common stock of the Company, filed with the U.S. Securities and Exchange Commission by the Reporting Persons on June 1, 2009)

12	Form of Restricted Stock Purchase Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 20, 2006)